SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Held on April 27, 2011, at 11:00 a.m.

(Drafted as a summary, pursuant to Paragraph 1 of Article 130 of Law No. 6,404/76)

1. Date, time and place:

On April 27, 2011, at 11:00 a.m., at the headquarters of Brasil Telecom S.A. (“Company”), located at Rua General Polidoro, No. 99, 5th floor, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro.

2. Agenda: At the Ordinary Shareholders’ Meeting: (i) acknowledge the Managers’ accounts, examine, discuss and vote on the Managers’ Report and Financial Statements for the fiscal year ended December 31, 2010, together with the independent auditors’ report; (ii) approve the proposal to allocate the results for the fiscal year ended December 31, 2010 and the payment of employee participation, pursuant to article 45 of the Bylaws; (iii) approve the Capital Budget for 2011; (iv) elect the members of the Board of Directors and their respective alternates; (v) elect the members of the Board of Executive Officers and their respective alternates; and (vi) determine the global annual compensation of the Managers and members of the Company’s Fiscal Council. At the Extraordinary Shareholders’ Meeting: (i) consolidate the text of the Company’s Bylaws.

3. Call Notice: Call notice published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, Section V, on March 28, 29 and 30, 2011, pages 67, 105 and 190, respectively; and “Valor Econômico—Edição Nacional”, on March 28, 29 and 30, 2010, pages A6, D6 and B10, respectively, pursuant to Article 133, of Law No. 6,404/76.

4. Attendance: Shareholders representing 84.45% of voting shares of the Company and 47.86% of non-voting preferred shares, according to records and signatures in the Shareholders’ Attendance Record. The following persons also attended the meeting: Alex Waldemar Zornig and David Tavares Neves Nunes, representing the Company, Allan Kardec de Melo Ferreira, representing our Fiscal Council, and Marco A. Brandão Simurro, representing Deloitte Touche Tohmatsu Auditores Independentes.

5. Chair: Upon checking the legal quorum, and in accordance with the provisions of Article 17 of the Company’s Bylaws, the meeting was called by Investor Relations Officer Alex Waldemar Zornig, and Rafael Padilha Calábria and Maria Gabriela Campos da Silva Menezes Côrtes acted as Chair and Secretary of the meeting, respectively.

6. Decisions: The Chair proposed and the shareholders present unanimously approved the drafting of the minutes of these Ordinary and Extraordinary General Shareholders’ Meetings as a summary, as well as its publication without their signatures, pursuant to Article 130 of Law No. 6,404/76. The shareholders present also unanimously decided to forego the reading of the meeting’s agenda and related documents.

At the Ordinary Shareholders’ Meeting:

This page is part of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings of Brasil Telecom S.A., held on April 27, 2010, at 11:00 a.m.	2

6.1. Regarding item i of the agenda, taking into account the proposal by the Board of Executive Officers, the agreement of the Board of Directors and the opinions of the Fiscal Council and the Independent Auditors, a majority of the shareholders present approved without reservation, with abstentions and votes against recorded and to be filed at the Company’s headquarters, the Company’s Balance Sheet and the rest of the Financial Statements, as well as the Management Report, for the year ended December 31, 2010, published on March 31, 2011.

6.2. Regarding item ii of the agenda, pursuant to the proposal by the Management regarding the 2010 Financial Statements, published on March 31, 2011, a majority of the shareholders approved, with abstentions and votes against recorded and to be filed at the Company’s headquarters, to allocate the Net Profits for the fiscal period in the amount of R$1,971,024,029.29 as follows: (i) a) approve the payment of interest on shareholders’ equity, in the gross amount of R$363,177,000.00, representing the net amount of R$316,274,233.53, of which the gross amount of R$106,052,355.90 has already been made available to shareholders since January 21, 2011, and the remaining gross amount of R$257,124,644.10 will be paid beginning on May 9, 2011, in the amount of R$0.43596 per share, and approve that the same be attributed to the dividends account, and b) R$176,481,773.79, equivalent to R$0.29923 per share, to the payment of supplementary dividends; (2) R$1,431,365,255.50 to investment reserves, in order to guarantee the completion of the capital budget of BrT. The profits accumulated due to the reprocessing of fiscal year 2009 due to the adoption of international accounting standards, in the amount of R$70,618,919.26, will be allocated to the investment reserves for that fiscal period. The dividends and interest on shareholders’ equity will be paid during fiscal year 2011, on May 9, 2011. Shareholders of the Company who held shares on April 27, 2011 will be entitled to receive the dividends. Shares will be traded ex-dividends beginning on April 28, 2011. A majority of the shareholders also approved, with abstentions and votes against recorded and filed at the Company’s headquarters, profit sharing payments to the Company’s employees in a total amount of up to R$60,192,807.33.

6.3. Regarding item iii of the agenda, a majority of the shareholders approved, with abstentions and votes against recorded and to be filed at the Company’s headquarters, in addition to the abstention of TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES, in accordance with paragraph 2 of article 196 of Law No. 6,404/76, the Company’s 2011 capital budget, in the amount of R$1,727,427,876.00 (one billion, seven hundred and twenty-seven million, four hundred and twenty-seven thousand, eight hundred and seventy-six reais), using own funds and third-party financing, as proposed by the Executive Officers. This budget includes planned investments in fixed and mobile telephony, to take place during this fiscal year.

6.4. Regarding item iv of the agenda, four (4) members nominated by controlling shareholder Coari Participações S.A. were elected to the Board of Directors, with abstentions and votes against recorded and to be filed at the Company’s headquarters, in addition to the abstention of TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES, for a term of office of 3 (three) years, effective until the Ordinary Shareholders’ Meeting to be held in 2014: (i) as member, JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian, married, bearer of Identity Card No. 02.549.734-8, issued by IFP/RJ, and registered under CPF/MF No. 299.637.297-20, with his business address at Praia de Botafogo, No. 300, room 1101, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro and, as his alternate, JOSÉ AUGUSTO DA GAMA FIGUEIRA, Brazilian, in a stable union, engineer, bearer of Identity Card No. M-8.263.413 issued SSP/MG, and registered under CPF/MF No. 242.456.667-49, with his business address at Praia de Botafogo, No. 300, room 1101, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro; (ii) as member, JOÃO DE DEUS PINHEIRO DE MACEDO, Brazilian, married, engineer, bearer of Identity Card No.

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0056006420, issued by SSP/BA, and registered under CPF/MF No. 060.055.275-68, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro and, as his alternate, o EURICO DE JESUS TELES NETO, Brazilian, married, lawyer, registered under OAB/RJ No. 121935, and registered under CPF/MF No. 131.562.505-97, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro; (iii) as member, FRANCISCO AURÉLIO SAMPAIO SANTIAGO, Brazilian, married, engineer, bearer of Identity Card No. 244543, issued by SSP/SE, and registered under CPF/MF No. 145.053.631-04, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro and, as his alternate, JÚLIO CÉSAR FONSECA, Brazilian, married, psychologist, bearer of Identity Card No. M-1.367.001, issued by SSP/MG, and registered under CPF/MF No. 318.103.906/30, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro; and (iv) as member, FRANCIS JAMES LEAHY MEANEY, Irish, single, economist, bearer of Identy Card RNE Nº V218988-N, issued by CIMCRE/CGPMAF, and registered under CPF/MF No. 054.404.117-80, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro; and, as his alternate, MAXIM MEDVEDOVSKY, married, Brazilian, engineer, bearer of Identity Card No. 101915858, issued by IFP, registered under CPF No. 016.750.537-82, with his business address at Rua Humberto de Campos, No. 425, 8th floor, Leblon, City of Rio de Janeiro, State of Rio de Janeiro. Following the vote, the majority of the preferred shareholders present nominated a member and alternate to the Board of Directors of the Company, in a separate vote, pursuant to paragraph 4, subsection II, of article 141 of Law No. 6,404/76, with the members of the controlling block of Company abstaining from voting on this matter. In accordance with the aformentioned legal provisions, a majority of the holders of preferred shares without the right to vote elected, as member of the Board of Directors, JOÃO CARLOS DE ALMEIDA GASPAR, Brazilian, married, investment fund manager, bearer of RG No. 7.648.001-X, and registered under CPF/MF No. 035.522.438-01, living at Rua Joaquim Floriano, 100, cj. 191, City of São Paulo, State of São Paulo, and, as his alternate, ANTONIO CARDOSO DOS SANTOS, Brazilian, married, business administrator, bearer of Identity Card No. 638.312, issued by SSP/DF, and registered under CPF/MF No. 189.372.688-68, living at SQS 303, bloco F, apartament 601, City of Brasília, Federal District. It was declared that none of the Board Members elected have impediments pursuant to article 147 of Law No. 6,404/76, which would prevent them from exercising the functions for which they were elected and that they will assume their respective offices upon signing the relevant Terms of Office. Furthermore, receipt of the curriculum vitae and other pertinent documents of the members-elect was registered.

6.5. Regarding item v of the agenda, a majority of the shareholders approved the following members nominated by the controlling shareholder, with abstentions and votes against recorded and to be filed at the Company’s headquarters, to the Fiscal Council, for a term of office effective until the Ordinary Shareholders’ Meeting to be held in 2012: (1) as member, Allan Kardec de Melo Ferreira, Brazilian, widower, lawyer, bearer of Identity Card No. M–92.892, issued by SSP/MG, registered under CPF/MF No. 054.541.586-15, with his address at Rua Oscar Versiani Caldeira No. 239, Mangabeiras, City of Belo Horizonte, State of Minas Gerais and his alternate, Dênis Kleber Gomide Leite, married, lawyer and business administrator, bearer of Identity Card No. M – 559.801 issued by SSP/MG, registered under CPF/MF No. 125.011.406-30, living at Rua Miranda Ribeiro No. 220, apartment 301 – Vila Paris, City of Belo Horizonte, State of Minas Gerais; (2) as member, Sidnei Nunes, Brazilian, married, business administrator, bearer of Identity Card No. 11.581.938, issued by SSP/SP and registered under CPF/MF No. 011.355.928-37, living at Rua Visconde de Taunay 627, apartment 31 – Boullonais Building, City of São Paulo, State of São Paulo, and his alternate, Aparecido Carlos Correia Galdino, Brazilian, widower, business administrator, bearer of Identity Card No. 5.635.466, issued by SSP/SP, and registered

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under CPF/MF No. 666.708.708-25, with his address at Av. Dr. Chucri Zaidan, 920, 16º floor, Vila Cordeiro, CEP 04583-110, City of São Paulo, State of São Paulo; (3) as member, Eder Carvalho Magalhães, Brazilian, married, accountant, bearer of Identity Card No. M 4.334.299, issued by SSP/MG, and registered under CPF/MF No. 637.838.356-15, living at Av. Álvares Cabral, No. 1777, the floor, Lourdes, City of Belo Horizonte, State of Minas Gerais, and his alternate, Sergio Bernstein, Brazilian, married, civil engineer, Identity Card No. 5.850.726 issued by SSP/SP and registered under CPF/MF No. 007.296.208-91, living at Rua Barão de Santa Eulália No. 231, apartment 121 – Real Park, City of São Paulo, State of São Paulo. Following the vote, the majority of the preferred shareholders present elected the following member and alternate to the Fiscal Council, pursuant to Article 161, Paragraph 4, Line “a” of Law No. 6,404/76, with the controlling shareholder abstaining from voting on this matter: as member, MARCOS DUARTE SANTOS, Brazilian, single, production engineer, bearer of Identity Card No. 08383583-5, issued by IFP/RJ, and registered under CPF/MF No. 014.066.837-36, living at Av. Sernambetiba, 3600, bloco 5, apartment 2103, Barra da Tijuca, City of Rio de Janeiro, State of Rio de Janeiro, and as his alternate, CARLOS EDUARDO PARENTE DE OLIVEIRA ALVES, Brazilian, married, engineer, beareer of Identity Card No. 10.639.034-7, issued by IFP/RJ, and registered under CPF No. 079.968.627-10, living at Rua Timóteo da Costa no. 600, Bloco 1, apartment 701, CEP 22450-130, City of Rio de Janeiro, State of Rio de Janeiro. It was declared that none of those elected have impediments or legal restrictions that would prevent them from taking office. The election of the following member and alternate to the Fiscal Council by the common shareholders was also approved, pursuant to Article 161, Paragraph 4, Line “b” of Law No. 6,404/76, with the controlling shareholder abstaining from voting on this matter: as member, LEOPOLDO HENRIQUE KRIEGER SCHNEIDER, Brazilian, marrier, accountant, bearer of Identity Card No. 22340, issued by CRC/RS, registered under CPF/MF No. 004.710.620-49, living at Rua Dr. Freire Alemão, 490 – apt. 305, Bairro Auxiliadora, CEP 90450-060, City of Porto Alegre, State of Rio Grande do Sul and, as his alternate, EDUARDO DA GAMA GODOY, Brazilian, married, accountant and administrator, bearer of Idencity Card No. 1016599811, issued by SSP/RS, registered under CPF/MF No. 395.416.650-04, with his business address at Rua dos Andradras, 1534/81, Centro, CEP 90020-010, City of Porto Alegre, State of Rio Grande do Sul. The preferred and minority shareholders recognize that the election of this member of the Fiscal Council and his respective alternate took place without the direct or indirect participation of the controlling shareholder. The Chairman registered the receipt of the curriculum vitae and other pertinent documents of the members-elect. It was declared that none of the members-elect have impediments or legal restrictions that would prevent them from exercising their functions.

6.6. Regarding item vi of the agenda, a majority of the shareholders present approved, with abstentions and votes against recorded and to be filed at the Company’s headquarters, in addition to the abstention of TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES, the management’s proposal to establish Management compensation for the next fiscal year as follows: global allowance for the Board of Directors of up to R$198,840.00; global allowance for the Company’s Executive Officers of up to R$1,104,650.00, not including possible amounts paid as benefits, representation allowances or profit sharing; and annual allowance for the Fiscal Council, according to the minimum limit established by law, pursuant to Paragraph 3 of Article 162 of Law No. 6,404/76, establishing a minimum monthly compensation of R$2,500.00 for each member, being that the members of the Fiscal Council will be reimbursed for travel expenses, provided that such expenses have the same treatment, limits and criteria as those used for the Company’s employees.

At the Extraordinary Shareholders’ Meeting:

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6.6. Regarding item i of the agenda, a majority of the shareholders approved, with abstentions and votes against recorded and to be filed at the Company’s headquarters, in addition to the abstention of TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES, the consolidation of the Bylaws of the Company, included in ANNEX I hereto, that includes changes to the bylaws approved at Extraordinary General Shareholders’ Meetings of the Company held on July 31, 2009, September 30, 2009, and June 16, 2010.

7. Closing:

With no other matters to discuss, the meeting was adjourned and these minutes were drafted. After being read, the minutes were approved by the shareholders that formed the necessary quorum for approval of the decisions described above. (/s/ Allan Kardec de Melo Ferreira, representing our Fiscal Council; Rafael Padilha Calábria, Chairman; COARI PARTICIPAÇÕES S.A. (Represented by MARIA GABRIELA CAMPOS DA SILVA MENEZES CORTES); LUCILA PRAZERES DA SILVA; CSHG VERDE EQUITY MASTER FIA, CSHG VERDE MASTER FI MULTIMERCADO, GREEN HG FUND, LLC (Represented by LUCILA PRAZERES DA SILVA); DOW EMPLOYEES PENSION PLAN, QANTAS SUPERANNUATION LTD AS TR FOR THE, QANTAS SUPERANNUATION, RETAIL EMPLOYEES SUPERANNUATION PTY LIMITED, STATE OF WYOMING, WYOMING STATE TREASURER, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI, THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI, THE ROYAL BANK OF SCOTLAND PLC AS TR OF ARTEMIS GLOBAL GROWTH FUND, THE ROYAL BANK OF SCOTLAND PLC AS TR OF ARTEMIS INST GLOBAL CAP FUND, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, NORGES BANK, POLO FUNDO DE INVESTIMENTO EM AÇÕES, VINSON FUND LLC, POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, ASCENSION HEALTH, ASCENSION HEALTH MASTER PENSION TRUST, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., CAISSE DE DEPOIT ET PLACEMENT DU QUEBEC, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, CIBC EMERGING MARKETS INDEX FUND, COLLEGE RETIREMENT EQUITIES FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY, EATON VANCE COLLECTIVE INVST TRT FOR EMPL BEN PLS—EMERGING MKTS EQUITY FD, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS EQUITY FUND, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS, FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FLORIDA STATE BOARD OF ADMINISTRATION , FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, FORMULA INVESTING INTERNATIONAL VALUE 400 FUND, FORMULA INVESTING INTERNATIONAL VALUE SELECT FUND, FUTURE FUND BOARD OF GUARDIANS, GMO REAL RETURN ASSET ALLOCATION FUND, LP, IBM DIVERSIFIED GLOBAL EQUITY FUND, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, IMPERIAL EMERGING ECONOMIES POOL, INTERNATIONAL BANK FOR REC AND DEV, ATFSRPAT/RET STAFF BEN PLAN AND TRUST, ISHARES II PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, JOHN DEERE PENSION TRUST, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, KAISER PERMANENTE RETIREMENT PLAN, MACQUARIE INV MAN LIMITED AS RESPONSIBLE ENTITY FOR ARROWSTREET EM MKTS FD, MACQUARIE INV MAN LIMITED AS RESPONSIBLE ENTITY F ARROWSTREET GLOBAL EQ FD, MANAGED PENSION FUND LIMITED, MINISTRY OF STRATEGY AND FINANCE, NEW ZEALAND SUPERANNUATION FUND, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, OHIO POLICE AND FIRE PENSION FUND, PPL SERVICES CORPORATION MASTER TRUST,

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RAYTHEON COMPANY MASTER TRUST, RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS , SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, STATE OF OREGON, STATE OF WISCONSIN INVESTMENT BOARD MASTER TRUST, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE EMM UMBRELLA FUNDS, THE MONETARY AUTHORITY OF SINGAPORE, THE NORTHWESTERN MUTUAL LIFE INSURANCE CO, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, TIAA-CREF FUNDS—TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST, UNIVERSITY OF WASHINGTON, UPS GROUP TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WHEELS COMMON INVESTMENT FUND, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WILMINGTON MULTI-MANAGER INTERNATIONAL FUND (Represented by CAMILA MESQUITA); TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES (Represented by RAPHAEL MANHÃES MARTINS); RAFAEL PADILHA CALABRIA.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, April 27, 2010.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

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ANNEX I TO THE MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 27, 2011

BYLAWS OF BRASIL TELECOM S.A.

CHAPTER I

LEGAL SYSTEM

Article 1 - BRASIL TELECOM S.A. is a publicly held company, which is governed by the present By-Laws and applicable legislation.

Article 2 - The object of the Company is to offer telecommunications services and all activities required or useful for the operation of these services, in conformity with concessions, authorizations and permits:

Sole Paragraph - In the achievement of its object, the Company may include goods and rights of third parties in its assets, as well as:

I. participate in the capital of other companies seeking to fulfill the National telecommunications policy;

II. organize fully-owned subsidiaries for the performance of the activities comprised in its object, which are recommended to be decentralized;

III. perform or promote the importation of goods and services that are necessary for the execution of the activities comprised in its object;

IV. render technical assistance services to other telecommunications companies, performing activities of common interest;

V. perform study and research activities seeking to develop the telecommunications sector;

VI. sign contracts and agreements with other telecommunications service companies or any person or entity, seeking to assure the operation of the services, with no loss of its attributions and responsibilities; and

VII. exert other activities related or correlated to the Company’s social object.

Article 3 - The Company’s headquarters is in the City of Rio de Janeiro, State of Rio de Janeiro, and may, by decision of its Senior Management, in compliance with article 31, create and close branches and offices at any point in the areas it operates.

Article 4 - The duration term of the Company is undetermined.

CHAPTER II

CAPITAL STOCK

Article. 5 - The subscribed capital stock, totally paid off, is of R$3,731,058,950.28 (three billion, seven hundred and thirty-one million, fifty-eight thousand, nine hundred and fifty reais and twenty-eight centavos), represented by 603,020,546 (six hundred and three million, twenty thousand, five hundred and forty-six) shares, of which 203,423,176 (two hundred and three million, four hundred and twenty-three thousand, one hundred and seventy-six) shares are voting shares and 399,597,370 (three hundred and ninety-nine million, five hundred and ninety-seven thousand, three hundred and seventy) shares are preferred shares, all nominative shares, with no par value.

Article 6 - The Company is authorized to increase its capital stock, upon the resolution of the Board of Directors, up to the limit of 800,000,000 (eight hundred million) shares, voting or preferred, subject to the legal limit of 2/3 (two thirds) for the issuance of preferred shares with no right to vote.

Article 7 -Through the resolution of the Shareholders’ Meeting or of the Board of Directors, the capital of the Company’s capital stock may be increased by the capitalization of accumulated profit or by reserves formerly made for this purpose by the Shareholders’ Meeting.

1st Paragraph - The capitalization shall be made with no alteration to the number of shares.

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2nd Paragraph - The balance of reserves under 1% (one percent) of capital stock may not be capitalized.

Article 8 - The capital stock is represented by voting and preferred shares, with no par value, and there is no requirement that the shares keep its proportion in capital increases.

Article 9 - Through resolution of the Shareholders’ Meeting or of the Board of Directors, the preferential rights for the subscription of shares, issuance of bonds or convertible debentures into shares, in the cases predicted in article 172 of the Corporate Law, may be excluded.

CHAPTER III

SHARES

Article 10 - The capital stock is represented by voting nominal and preferred nominal shares and with no par value.

Article 11 – Each voting share corresponds to the right for one vote at the deliberations of the Shareholders’ Meeting.

Article 12 - The preferred shares have no right to vote, except in the cases of the sole paragraph of this article and in the sole paragraph of article 14, being assured priority in the payment of the minimum and non cumulative dividend of 6% (six percent) per year of the value of the division of the capital stock by the total number of shares of the Company or 3% (three percent) per year of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is higher.

1st Paragraph - The preferred shares of the Company shall be granted the right to vote, through separate voting, in the decisions related to the hiring of foreign entities linked to the controlling shareholders, in the specific cases of management service agreements, including technical assistance, in accordance with the terms of the caption of this article.

2nd Paragraph - The preferred shares of the Company shall be granted the right to vote in the decisions related to employment of foreign entities linked to the controlling shareholders, in terms of management services, including technical assistance, and with values that shall not exceed the following percentages of annual sales for the Fixed Switched Telephone Service of the Telecommunication Transport Network and the Mobile Highway Telephone Service, tax and contributions deducted: (i)1% (one percent) a year, up to December 31, 2000; (ii)0.5% (zero point five percent) a year, from January 1, 2001 to December 31, 2002; and (iii) 0.2% (zero point two percent) a year, as of January 1, 2003, in compliance with the terms of the caption of this article.

3rd Paragraph - The preferred shares shall acquire the right to vote if the Company omits to pay the minimum dividends for 3 (three) consecutive years to its bearers, in accordance with the terms of the caput of this article.

Article 13 - The shares of the Company are subscribed, and are kept at a deposit account at a financial institution in the name of the bearers, with no issuance of certificates.

CHAPTER IV

SHAREHOLDERS’ MEETING

Article 14 – The Shareholders’ Meeting is the governing entity of the Company, with powers to deliberate over all the business regarding the Company’s social object and to take the measures it deems necessary for its protection and development .

Article 15 – Besides the attributions set forth by law, the Shareholders’ Meeting is responsible for setting the global remuneration of the members of the Board of Directors and Senior Management and the individual remuneration of the members of the Audit Committee.

Article 16 - The Shareholders’ Meeting is summoned by the Board of Directors, or in the form predicted in the Sole Paragraph of Article 123 of Law nr. 6,404/76. Whenever the Board of Directors summons a Shareholders’ Meeting, it is up to the Chairman to co-substantiate the act.

Article 17 - The Shareholders’ Meeting is instated by the President of the Company or, in his absence or due to his impediment, by any Officer, or also, by attorney-in-fact duly invested of specific powers for this purpose. The Meeting shall be presided by the Chairman of the Board of Directors, who is also responsible for choosing the secretary. In the absence of the Chairman of the Board of Directors, the Assembly shall be presided by the Company’s Chief Executive Officer, and, in case of impediment, by any Officer. In the case of absence and/or

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impediment of any officers, as predicted in the terms of this article, the meeting must elect the chairman of the board and the respective secretary.

Article 18 – The discussions and deliberations of the Shareholders’ Meeting shall be written in the book of minutes, signed by the members of the board and by the shareholders present, which represent, at least, the majority required for the deliberations assumed.

1st Paragraph - The minutes may be drafted in summarized form, including manifestations and protests.

2nd Paragraph - Except for counter deliberations of the Meeting, the minutes shall be published with omission of the signatures of the shareholders.

Article 19 – Annually, in the four first months subsequent to the end of the fiscal year, the Shareholders’ Meeting will meet, ordinarily, to:

I. take the accounts of the administrators, examine, discuss and vote over the financial statements;

II. deliberate about the destination of the net profit of the year and the distribution of dividends; and

III. elect the members of the Audit Committee and, whenever the case, the members of the Board of Directors.

Article 20 – The Shareholders’ Meeting shall meet, extraordinarily, whenever the interests of the Company require so.

CHAPTER V

COMPANY’S MANAGEMENT

SECTION I

GENERAL RULES

Article 21 – The Company’s Management is exercised by the Board of Directors and by the Board.

1st Paragraph - The Board of Directors, collegiate organ, executes the Company’s top administration.

2nd Paragraph - The Senior Management is the organ which represents the executive administration of the Company, with attributions provided for in the present By-Laws.

3rd Paragraph - The attributions and powers granted by law to each of the administrative organs may not be granted to any other organ.

Article 22 - The administrators take office at the writing of the terms into the Book of Minutes of the Meetings of the Board of Directors or of the Senior Management, according to the case.

Article 23 – The mandate of the administrators is of 3 (three) years, with reelection allowed.

Sole Paragraph – The mandate of the administrators is considered to run until their successors come into power.

SECTION II

BOARD OF DIRECTORS

Article 24 – Besides the attributions predicted by law, the Board of Directors is responsible for:

I. approving the annual budget of the Company, as well as of its controlled companies, along with the objective and business strategy plan predicted for the period the budget is in effect;

II. deliberating on the capital increase of the Company up to the limit of the authorized capital, as well as deliberating on the issue of stock or subscription bonus, including the exclusion of the preferential right of the shareholders, setting the issue and placement conditions of the stock or subscription bonus;

III. authorizing the issue of commercial papers for public subscription;

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IV. resolving, when delegated by the Shareholders’ Meeting, about issuance conditions of the debentures, in compliance with the 1 st paragraph in article 59 of Law nr. 6,404/76;

V. authorizing the sale of debentures, including those convertible into shares, issued by the Company held by the treasury;

VI. authorizing the acquisition of Company issued shares, for the purpose of cancellation or continuation in the treasury and subsequent sale;

VII. approving the making of investments and disinvestments in the capital of other companies, in amounts greater than the Senior Management’s area of authority;

VIII. authorizing the sale or burden of goods which integrate the Company’s permanent assets, with individual value greater than the Senior Management’s area of authority;

IX. authorizing the acquisition of goods for the permanent assets or the execution of contracts, with individual value greater than the Senior Management’s area of authority;

X. within the limit of authorized capital, approving the grant for the option of the purchase of stock to its managers, employees and to individuals who render services to the Company or to the controlled companies.

XI. authorizing the Company to grant real or fiduciary collateral in favor of third parties, in amounts greater than the Senior Management’s area of authority;

XII. approving the Company’s sponsoring policies, as well as authorizing the practice of gratuitous acts, for the benefit of the employees or of the community, in light of the Company’s corporate responsibilities, provided that, in the case of rendering of guarantees to employees being transferred and/or relocated interstate and/or inter-city does not require previous approval from the Board of Directors;

XIII. providing for the Senior Management’s area of authority in respect of the acquisition, disposal or burdening of the assets forming the Company’s permanent assets, the granting of collateral in general, execution of contracts, making of investments and disinvestments, waiver of rights and transactions of any kind, taking of loans and financings, lease agreements and issuance of promissory notes (with the exception of the hypothesis of item III of this article);

XIV. authorizing investments in new businesses or the creation of subsidiaries;

XV. deliberating on the approval of a “Depositary Receipt” program issued by the Company ;

XVI. authorizing the Company to celebrate, alter or cancel Shareholders Agreements;

XVII. approving the policy for complementary social security of the Company and the collective agreements;

XVIII. approving the Internal Regulation of the Board of Directors;

XIX. approving the proposal of the Board regarding the Company’s Regulation with its respective organizational structure, including the competence and attributions of the Company’s officers;

XX. electing and dismissing, at any moment, the Company’s Officers, including the Chief Executive Officer, assigning attributions to them, in compliance with the provisions of this bylaw;

XXI. dividing the global remuneration amount, set by the Shareholders’ Meeting, between the Council members and the Company’s officers, setting their individual remuneration;

XXII. performing other activities which may be appointed by the Shareholders’ Meeting.

XXIII. oversee that the Company, during the licensing term and its renewal, bind itself to assuring the effective existence, on national territory, of centers for deliberation and implementation of strategic, management and technical decisions involved in the accomplishment of the License Agreement of the Public Switched Telephone Network (PSTN), the Authorization Term for Telecommunication Transport Network Service, the Authorization Term for Mobile Highway Telephone Service, and also making this obligation reflect on the composition and the decision making procedures of its management organs.

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XXIV. creating technical and consulting committees to provide assistance to the Company, whether or not permanent, whenever this shall be deemed necessary, the attributions of which shall be established by means of specific regiments and

XXV. choosing, removing and deciding on the remuneration of the independent auditors appointed by the Audit Committee.

1st Paragraph - In each fiscal year, at the first meeting following the convening of the Shareholders General Meeting, the Board of Directors shall discuss and review the Senior Management’s areas of authority, in accordance with the attributions provided for in this article.

2nd Paragraph - The Board of Directors if prohibited from effecting modifications in the Senior Management’s areas of authority in periods of time of less than six months.

3rd Paragraph - In any of the hypothesis contemplated by item XIII of this Article 24, in which the value of the act or contract shall be of less than five million Reais (updated annually by the variation of the IGP-M, as from April 10, 2007), the provisions of Article 31 of these By-Laws shall apply, and collegiate resolution by the Senior Management shall not be required.

Article 25 - The Board of Directors is comprised of 3 (three) to 7 (seven) effective members and an equivalent number of alternate members

1st Paragraph - The members of the Board of Directors and their respective alternate members are elected by the Shareholders’ Meeting which appoint, among them, the Chairman and the Vice-Chairman of the Board.

2nd Paragraph - The holders of preferred shares shall be granted the right, through separate voting, to elect a member of the Board of Directors and its respective alternate.

3rd Paragraph - The alteration of the terms set forth in Paragraph 2 of this article depends on the approval, in separate, of the holders of preferred shares.

4th Paragraph - The Company’s Internal Audit shall be subordinated to the Board of Directors.

Article 26 – The effective Board of Directors’ members will be replaced by its alternate member in case of absence, impediment or vacancy.

Sole Paragraph - In case of vacancy in a position of effective member and if the respective alternate member does not replace the effective member, Art. 150 of Law 6.404/76 shall be applied.

Article 27 – The Board of Directors will meet ordinarily once every calendar month and, extraordinarily, upon calls made by its Chairman or by 2 (two) Board members, and minutes of the Meetings shall be drawn up.

1st Paragraph – The calls shall be made by letter, telegram or fax delivered at least 10 (ten) days in advance, except in the cases of uncontested urgency, at the sole discretion of the Chairman of the Board of Directors, and the notice must contain the agenda of the meeting.

2nd Paragraph - The members of the Board of Directors may participate in the board meetings by means of conference calls, videoconference, or by any other means allowing all Directors to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all presents until the next meeting.

Article 28 - The Board of Directors shall deliberate by absolute majority of votes, with the presence of the majority of its members, and it is Board’s Chairman decision, when necessary, to remit the proceedings that co-substantiate such deliberations.

Article 28-A- The following shall not be elected to the Board of Directors (i) those who occupy positions in companies that are considered competitors in the market, in particular, in advisory committees, board of directors or fiscal council; or (ii) have interests which conflict with those of the Company.

SECTION III

SENIOR MANAGEMENT

Article 29 - The Senior Management is comprised of 5 (five) to 9 (nine) members, among which the Chief

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Executive Officer, and the remainder ones Officers without specific designation, elected by the Board of Directors, who shall be responsible for defining the respective attributions.

1st Paragraph - The Senior Management shall act as a collegiate resolution body, subject to the individual attributions of each one of its members, as per the present By-Laws.

2nd Paragraph - The Officers are responsible for complying and causing the compliance with the present By-Laws, the resolutions taken by Shareholders’ Meetings, the Board of Directors and the Meetings of the Board of Directors (“RCA”), as well as the practice of all acts that shall be necessary for the regular conduction of the Company’ affairs.

3rd Paragraph - The Chief Executive Officer shall be responsible for:

I - submitting to the Board of Directors the proposals approved in RCAs, when applicable;

II - keeping the members of the Board of Directors informed of the Company’s activities and the status of the Company’s affairs and corporate business;

III - directing and coordinating the acting of the remainder Officers; and

IV - exercising other duties conferred upon him by the Board of Directors.

4th Paragraph - The remainder Officers shall be responsible for assisting and helping the Chief Executive Officer in the management of the Company’s business and, under the direction and coordination of the Chief Executive Officer, exercising the duties conferred upon them by the Board of Directors.

5th Paragraph -The office of Investors’ Relations Officer, whether or not exercised in combination with other duties, will be held by the Officer appointed by the Board of Directors when electing the Senior Management. The aforesaid office shall be occupied at all times

Article 30 – In the absences and temporary impediments of the Chief Executive Officer, he shall be replaced by the Officer to be designated by the Board of Directors.

1st Paragraph - In the case of simultaneous absences and impediments of the Chief Executive Officer and of his replacement, the Presidency shall be exercised by another Officer appointed by the Board of Directors

2nd Paragraph - The Chief Financial Officer and the other Officers at their temporary impediments are replaced by the Officer appointed by the Chief Executive Officer.

3rd Paragraph – In the case of vacancy in the position of an effective Officer, the Board of Directors will promote the election of a replacement to complete the mandate of the replaced person.

Article 31 – Subject to the provisions contained in these By-Laws, the Company shall be bound by: (i) the joint signature of 2 (two) Directors, of which one, necessarily, must be the Chairman; (ii) the signature of 1 (one) Director in combination with an attorney-in-fact; or (iii) the joint signature of 2 (two) attorneys-in-fact, invested with specific powers. Services of process and judicial or extra-judicial notifications shall be served to the Director designated by the Board of Directors or the attorney-in-fact appointed pursuant to the provisions of this Article

Sole Paragraph – The tools of the mandate granted by the Company, which shall be signed jointly by 2 (two) Directors, of which one must necessarily be the Chairman, must specify the powers granted and, with exception to those used for legal purposes, will have the maximum validity period of 1 (one) year.

Article 32 - It is incumbent upon the members of the Senior Management, as a collegiate body:

I - to comply and cause the compliance with the general guidelines of the Company’s business established by the Board of Directors;

II - to elaborate and propose to the Board of Directors general human resources policies for the Company, and to comply with the approved policies;

III - to resolve on the organizational structure of the Company;

IV - to elaborate and propose to the Board of Directors, on an annual basis, the strategic guidelines and the Company’s strategic plan, and to execute the strategic plan as approved;

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V - to elaborate and propose to the Board of Directors the Company’s annual and multi-annual budgets, and to execute the budgets as approved;

VI - to elaborate and propose to the Board of Directors the Company’s financial policies, and to execute the policies as approved;

VII - In each fiscal year, to prepare the Annual Managerial Report, the Financial Statements, the proposal for allocation of net profits of the period and the distribution of dividends, to be submitted to the approval of the Board of Directors, and subsequently of the Shareholders’ Meeting;

VIII - to authorize the execution of contracts, agreements and conventions constituting burdens, liabilities or commitments to the Company, being authorized in this connection to establish rules and delegate powers and authorizations, in accordance with the Senior Management’s area of authority established by the Board of Directors;

IX - to manage equity interests held in other controlled and affiliated companies subject to the guidelines fixed by the Board of Directors; and

X - to established, subject to the limits of the Senior Management’s area of authority as established by the Board of Directors, the areas of authority along the hierarchic chain of the Company’s administrative structure.

1st Paragraph - : The Chief Executive Officer shall be responsible for calling, ex officio or at the request of two or more Executives, and presiding over the meetings of the Senior Management, which shall take place at least every fifteen days, or a lesser periodicity as per resolution by the collegiate Senior Management, subject to the following provisions:

a) The Chief Executive Officer shall conduct the meetings of the Senior Management, seeking to prioritize consensual resolutions among its members.

b) Whenever a consensus shall not be reached, the Chief Executive Officer may: (i) submit the matter to a majority vote including using a casting vote in case of tie; or (ii) remove the matter from the agenda.

2nd Paragraph - The quorum for convening a Senior Management meeting shall be the majority of its acting members and the resolutions shall be taken by the affirmative vote of the majority of Officers attending the meeting, subject to the provisions of Paragraph 1st of this Articles, and Minutes of these meetings shall be drawn up.

3rd Paragraph - In the absence of the Chief Executive Officer, the Officer appointed pursuant to the provisions of Article 30 of these By-Laws shall preside over the Senior Management meeting, and the accumulation of votes shall not be permitted.

CHAPTER VI

FISCAL COUNCIL

Article 33 - The Fiscal Council is the entity which inspects Company’s management, and must act permanently.

Article 34 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) effective members and similar number of alternate members.

1st Paragraph - The mandate of the Fiscal Council members ends at the first Annual Shareholders’ Meeting subsequent to the respective election, with reelection being allowed. The Council members shall remain in their positions until their successors take over.

2nd Paragraph - The Fiscal Council members, at their first Meeting, will elect their Chairman, who will be in charge of remitting the deliberations of the body.

3rd Paragraph - The Fiscal Council may request that the Company appoint qualified personnel to act as secretary and render technical assistance.

Article 35 - The Fiscal Council shall meet, ordinarily, once every month and, extraordinarily, when required.

1st Paragraph - The Meetings are summoned by the Chairman of the Fiscal Council or by 2 (two) members of the Fiscal Council.

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2nd Paragraph - The Fiscal Council deliberates by majority of votes, with the presence of the majority of its members.

3rd Paragraph - The members of the Audit Committee may participate in the meetings of that body by means of conference calls, videoconference, or by any other means allowing all members to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all presents until the next meeting.

Article 36 - The effective members of the Fiscal Council are replaced, in their absence or impediment, by their respective alternate member.

Article 37 – If a member of the Fiscal Council is absent, without just cause, to 2 (two) consecutive Assemblies or 3 (three) interspersed ones, during a corporate year, his position is declared vacant, except in the cases of death, resignation, destitution and other terms set forth by law.

Sole Paragraph - In case there is a vacancy for an effective member’s position in the Fiscal Council and if the alternate member does not replace the effective member, the Fiscal Council shall meet to elect a replacement.

CHAPTER VII

FISCAL YEAR AND FINANCIAL STATEMENTS

Article 38 - The fiscal year coincides with the calendar year.

Article 39 – At the end of each year, the Senior Management will prepare the Balance Sheet and all other financial statements required by law.

Article 40 - The Board of Directors shall present in the Shareholders’ Meeting, in combination with the financial statements, the proposal for the destination of the net profit of the period, as set forth by the dispositions of this By-Laws and the law.

Sole Paragraph - 25% (twenty-five percent) of the adjusted net earnings shall be mandatorily distributed with dividends, in the manner set forth in the following article.

Article 41 - The dividends shall be paid first to the preferred shares holders up to the limit of preference, following, the of the common shares holders shall be paid up to the limit of preference; the balance shall be apportioned for all the shares, in equal conditions.

Sole Paragraph - Except when stated otherwise by the General Meeting, the dividends shall be paid “pro rata die”, subsequent to the realization of capital.

Article 42 – After the payment of the minimum required dividend, a Shareholders’ Meeting will decide about the destination of the remaining balance of the net profit of the period, which, by proposal of the management, may be used in the proportion in which they are to be deliberated, as: (i) supplementary dividend payment to the shareholders; (ii) transfer to the following year, as accumulated earnings, as long as duly justified by the managers to finance the investment plan predicted in the budget of capital.

Article 43 – The Company may, by deliberation of the Board of Directors, pay or credit, in dividends, interests on shareholders’ equity, in compliance with article 9 of Law 9,249, on 12/26/95. The interests will be compensated with the amount of the minimum required dividend due in the fiscal year to the holders of both common and preferred shares.

1st Paragraph - Dividends and interests on own capital contemplated in the caput hereof shall be paid at the times and in the manner indicated by the Senior Management, reverting to the benefit of the Company the dividends that shall remain unclaimed 3 (three) years after the date of commencement of the payment..

2nd Paragraph - The Board of Directors may authorize the Senior Management to resolve on the matter addressed in the preamble to the present article.

Article 44 – The Company, by deliberation of the Board of Directors, may, in accordance with legal limitations: (i) provide balance sheets every 6 (six) months or less and, based on it, declare dividends; and (ii) declare intermediary dividends on account of accumulated earnings or of reserves of the existing profits in the last annual or half-yearly balance sheet.

Article 45 – The Company may, through deliberation of Shareholders’ Meeting, provided the legal limits, attribute profit participation to its managers and employees.

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CHAPTER VIII

LIQUIDATION OF THE COMPANY

Article 46 - The Company will be dissolved, entering in liquidation, in the cases predicted in law or through deliberation of the Shareholders’ Meeting, which will determine the manner of settlement and will elect the liquidator and the Fiscal Council for the liquidation period, establishing the respective fees.

Article 47 - The Company’s corporate entities shall, within the scope of their attributions, use all the provisions required to prevent the company from being impeded, in relation to the breach of the provisions of article 68 of Law No. 9.472, of 07/16/97, and its regulation, from exploring directly or indirectly telecommunication service concessions or licenses.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer and Investor Relations Officer